UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57628/April 7, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-12975

In the Matter of   :
                                                   :
MACHINE TECHNOLOGY, INC.,   :
MADRONA INTERNATIONAL, INC.,   :   ORDER MAKING FINDINGS
MANGUM ACQUISITIONS CORP.,   :   AND IMPOSING REMEDIAL
MAGNUM SPORTS & ENTERTAINMENT, :   SANCTIONS BY DEFAULT
  INC., MAJESTIC COMPANIES, LTD.,   :
MANAGEMENT OF ENVIRONMENTAL   :
  SOLUTIONS & TECHNOLOGY CORP.,   :
MAPLE CORP.,   :
MARICULTURE SYSTEMS, INC., and   :
MARINA CAPITAL, INC.   :

        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 5, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission delivered the OIP to Respondents on or before March 10, 2008, in a manner that complies with Rule 141(a)(2)(ii) of its Rules of Practice. Under the terms of the OIP, Respondents were required to file Answers within ten days after service of the OIP. See 17 C.F.R. 201.220(b); OIP at 4. No Answers have been received from Respondents, and the time for filing Answers has expired. I held a telephonic prehearing conference on March 28, 2008, in which only the Division of Enforcement (Division) participated.

        On March 25, 2008, the Division filed a Motion for Default (Motion) against Respondents Machine Technology, Inc. (Machine Technology), Madrona International, Inc. (Madrona), Mangum Acquisitions Corp. (Mangum), Magnum Sports & Entertainment, Inc. (Magnum Sports), Majestic Companies, Ltd. (Majestic), Management of Environmental Solutions & Technology Corp. (Management), Maple Corp. (Maple), Mariculture Systems, Inc. (Mariculture), and Marina Capital, Inc. (Marina Capital). As relief, the Division requested that the registrations of their securities registered pursuant to Section 12 of the Exchange Act be revoked.

        Respondents are in default for failing to appear at a scheduled prehearing conference, to file an Answer to the OIP, to respond to the Division's Motion within the time provided, or to otherwise defend the proceeding. See Rules 155(a)(1)-(2) and 220(f) of the Commission's Rules of Practice. Accordingly, as authorized by Commission Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

Machine Technology (CIK No. 320654) is a revoked New Jersey corporation located in Parsippany, New Jersey, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Machine Technology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 1994, which reported a $2,617,595 net loss for the prior nine months. On July 22, 1994, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey that was converted to Chapter 7 bankruptcy, and the company was discharged on October 26, 2004. As of January 3, 2008, the company's common stock (symbol MTGYQ) was quoted on the Pink Sheets, had three market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Madrona (CIK No. 1080327) is a void Delaware corporation located in Bellingham, Washington, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Madrona is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2001, which reported an $8,608 net loss for the prior six months.

Mangum (CIK No. 1113109) is a forfeited Texas corporation located in Houston, Texas, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Mangum is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported assets of $1,000 and no revenues or income for the prior three months. Mangum attempted to terminate its registration by filing a Form 15 on April 17, 2001, however the form was invalid and did not terminate Mangum's registration. Mangum disclosed that it had 1,950 shareholders of record, which makes it ineligible to terminate registration via Form 15. Moreover, because Mangum was unable to rely on any of the permitted rules identified on the Form 15, pursuant to which it could terminate registration, it altered the Form 15 and added its own category for termination called "Other: Rule 12g-(1)(B)." There is no such rule.

Magnum Sports (CIK No. 1002325) is a void Delaware corporation located in New York, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Magnum Sports is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a $57,498 net loss for the prior three months. As of January 3, 2008, the company's common stock (symbol MAGZ) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Majestic (CIK No. 1083931) is a revoked Nevada corporation located in Grapevine, Texas, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Majestic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a $298,331 net loss for the prior three months. As of January 3, 2008, the company's common stock (symbol MJXX) was traded on the over-the-counter markets.

Management (CIK No. 1062386) is a void Delaware corporation located in The Netherlands, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Management is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002, which reported a $233,179 net loss for the prior three months. As of January 3, 2008, the company's common stock (symbol MESO) was quoted on the Pink Sheets, had five market markers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Maple (CIK No. 1126565) is a revoked Nevada corporation located in Newport Beach, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Maple is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported no assets or revenues and net losses of $500 for the prior three months.

Mariculture (CIK No. 1000778) is an inactive Florida corporation located in Edmonds, Washington, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Mariculture is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $344,868 for the prior nine months. As of January 3, 2008, the company's common stock (symbol MCUL) was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Marina Capital (CIK No. 1027983) is an expired Utah corporation located in Salt Lake City, Utah, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Marina Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a $674,410 net loss for the prior nine months. On March 10, 2003, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Utah that was terminated on October 16, 2006. As of January 3, 2008, the company's common stock (symbol MARN) was traded on the over-the-counter markets.

The Respondents have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance, requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section

12(g). Rule 13a-1 requires issuers to file annual reports (Forms 10-K, 10-KSB) and Rule 13a-13 requires domestic issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Machine Technology, Inc., Madrona International, Inc., Mangum Acquisitions Corp., Magnum Sports & Entertainment, Inc., Majestic Companies, Ltd., Management of Environmental Solutions & Technology Corp., Maple Corp., Mariculture Systems, Inc., and Marina Capital, Inc., are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge